UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

ATLAS ENERGY GROUP, LLC
(Name of Issuer)

Common Units
(Title of Class of Securities)

04929Q102
(CUSIP Number)

Edward Levy, Esq. 810 Seventh Avenue, 33rd Floor New York, New York 10019 212-495-5200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 12, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04929Q102	13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
Leon G. Cooperman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,858,849

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
3,858,849

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,858,849 Common Units. This includes 2,571,659 that may be acquired by Leon G. Cooperman upon conversion of 822,931 shares of the Issuer’s Series A Preferred Units.  This also includes 564,455 Common Units that may be acquired by the Foundation on April 27, 2016, under the Second Lien Credit Agreement in which the Foundation (as defined below) participated, by the exercise of a Warrant to purchase the Common Units for $.20 per Common Units subject to customary anti-dilution provisions.  This also includes 722,735 Common Units owned by Charitable LP (as defined below).

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.22%  (Based upon 29,174,106 Common Units outstanding, as set forth in the Issuer’s Form 10-Q , plus 822,931 shares of the Issuer’s Series A Preferred Units that are convertible into 2,571,659 Common Units and 564,455 Common Units pursuant to the exercise of the Warrant.)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 04929Q102	13D	Page 3 of 6 Pages

Item 1.  Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) relates to the common units (the “Common Units”), of ATLAS ENERGY GROUP, LLC (the “Issuer”).  The address of the principal executive office of the Issuer is Park Place Corporate Center One, 1000 Commerce Drive, Suite 400 Pittsburgh PA 15275.

Item 2.  Identity and Background.

a.	Name Leon G. Cooperman (“Mr. Cooperman”).

b.	Residence or Business Address St. Andrew’s Country Club, 7118 Melrose Castle Lane, Boca Raton, FL 33496.

c.
Occupation

Mr. Cooperman is the Managing Member of Omega Associates, L.L.C. (“Associates”), a limited liability company organized under the laws of the State of Delaware.  Associates is a private investment firm formed to invest in and act as general partner of investment partnerships or similar investment vehicles.  Associates is the general partner of Omega Charitable Partnership L.P. (“Charitable LP”), an exempted limited partnership registered in the Cayman Islands.  This entity is a private investment firm engaged in the purchase and sale of securities for investment for its own account.  Mr. Cooperman is the ultimate controlling person of Associates and Charitable LP.

Mr. Cooperman is also one of the Trustees of The Leon and Toby Cooperman Foundation (the “Foundation”), a charitable trust dated December 16, 1981.  The other Trustees are family members.

d.	Convictions During the past five years Mr. Cooperman was not convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

e.
Civil Judgments

During the past five years, Mr. Cooperman was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.	Citizenship Mr. Cooperman is a citizen of the United States of America.

Item 3.  Source or Amount of Funds or Other Consideration.

Mr. Cooperman acquired the Common Units through open market purchases and in privately negotiated transactions with the Issuer as noted herein. The source of funds for all purchases was working capital.

Item 4.  Purpose of Transaction.

Mr. Cooperman holds the Common Units for investment purposes. Mr. Cooperman intends from time to time to review his investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Common Units in particular, as well as other developments and other investment opportunities. Based upon such review, Mr. Cooperman may take such actions in the future as he deems appropriate in light of the circumstances existing from time to time, which may include further acquisitions of the Common Units or disposal of some or all of the Common Units currently owned by Mr. Cooperman or otherwise acquired by Mr. Cooperman, either in the open market or in privately negotiated transactions.
Mr. Cooperman does not currently have any plans or proposals that relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although Mr. Cooperman reserves the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider his position, change his purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing).

CUSIP No. 04929Q102	13D	Page 4 of 6 Pages

Item 5.  Interest in Securities of the Issuer.

a.
Mr. Cooperman may be deemed the beneficial owner of 3,858,849 Common Units, which constitutes approximately 13.22% of the total number of Common Units outstanding broken down as follows: 2,571,659 Common Units owned by Mr. Cooperman, 564,455 Common Units owned by the Foundation, and 722,735 Common Units owned by Charitable LP.

b.	Mr. Cooperman has voting power over all of the above Common Units.

c.	The following table details the transactions effected by Mr. Cooperman since and not included in the most recent filing of a Schedule 13D:

Date of Transaction	Type of Transaction	Number of Issuer Common Units	Price per Issuer Common Units	How the Transaction was Effected
11/17/2016	Sale of Common Units	61,190	$1.3506	Charitable LP owns Common Units. See Section 11 on Page 2 hereof.
1/5/2017	Sale of Common Units	83,843	$0.7006	Charitable LP owns Common Units. See Section 11 on Page 2 hereof.
1/6/2017	Sale of Common Units	5,530	$0.7	Charitable LP owns Common Units. See Section 11 on Page 2 hereof.
1/9/2017	Sale of Common Units	9,700	$0.7	Charitable LP owns Common Units. See Section 11 on Page 2 hereof.
1/10/2017	Sale of Common Units	56,326	$0.7	Charitable LP owns Common Units. See Section 11 on Page 2 hereof.
1/11/2017	Sale of Common Units	49,500	$0.7	Charitable LP owns Common Units. See Section 11 on Page 2 hereof.
1/12/2017	Sale of Common Units	28,280	$0.7	Charitable LP owns Common Units. See Section 11 on Page 2 hereof.
1/13/2017	Sale of Common Units	67,160	$0.7	Charitable LP owns Common Units. See Section 11 on Page 2 hereof.
1/17/2017	Sale of Common Units	21,400	$0.7	Charitable LP owns Common Units. See Section 11 on Page 2 hereof.
1/18/2017	Sale of Common Units	88,535	$0.7	Charitable LP owns Common Units. See Section 11 on Page 2 hereof.
1/19/2017	Sale of Common Units	16,490	$0.7	Charitable LP owns Common Units. See Section 11 on Page 2 hereof.
1/25/2017	Sale of Common Units	27,269	$0.67	Charitable LP owns Common Units. See Section 11 on Page 2 hereof.
1/26/2017	Sale of Common Units	36,704	$0.6519	Charitable LP owns Common Units. See Section 11 on Page 2 hereof.
1/27/2017	Sale of Common Units	2,500	$0.6	Charitable LP owns Common Units. See Section 11 on Page 2 hereof.

d.	If any other person is known to have the right to receive or direct dividends or proceeds from the sale of securities, a statement to that effect should be included: Not applicable.

e.	The date the reporting person ceased to be the beneficial owner of more than five percent of the class of securities: (If applicable) Not applicable.

CUSIP No. 04929Q102	13D	Page 5 of 6 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the best knowledge of Mr. Cooperman, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Cooperman and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.

None.

CUSIP No. 04929Q102	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Edward Levy
Name

Attorney-in-Fact
Duly authorized under POA effective as of August 10, 2016 and filed on August 12, 2016

February 17, 2017
Date

Dated: February 17, 2017